Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Management discussion and analysis on the Company’s financial position, under the item 10 of its annual form (“Formulário de Referência”)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

In compliance with the information required by Article 9, section III of CVM Instruction nr 481/2009, Ultrapar Participações S.A. (“Ultrapar” or “Company”) presents below its management discussion and analysis on the Company’s financial position, under the terms of item 10 of its annual form (“Formulário de Referência”).

10.	Management discussion & analysis

Introduction

You should read this discussion together with our consolidated financial statements, filed with the CVM on February 24th, 2010, including the notes thereto, and other financial information included elsewhere in this document. Our consolidated financial statements are prepared in reais and in accordance with the Brazilian GAAP. Law 11,638/07 was enacted on December 28th, 2007 and Provisional Measure 449/08 on December 3rd, 2008 (later turned into Law 11,941/09), both amending the accounting policies adopted in Brazil. These amendments were adopted for the first time by Ultrapar in the fiscal year 2008. The financial statements referring to the fiscal years ending December 31st, 2007 are shown as previously released, without the changes introduced by the new legislation, as allowed by CVM. See “Item 10.4.a. Significant changes in accounting principles” and “Item 10.4.b. Significant effects of the changes in accounting practices”. Our consolidated financial statements for the years ended December 31st, 2009, 2008 and 2007 were audited by the independent registered public accounting firm, KPMG Auditores Independentes.

Except when otherwise indicated, the amounts presented in this document are expressed in millions of reais and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them. Segment information for our businesses are presented on an unconsolidated basis and, consequently, intercompany transactions have not been eliminated in segment information. Additionally, certain smaller subsidiaries were not included in segment information for our businesses, notably RPR, Serma and Imaven. Therefore, the sum of the financial information for our businesses presented hereby do not correspond to the Company’s consolidated financial information.

References in this document to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this document to:

“am/pm” are to am/pm Comestíveis Ltda.;

“Braskem” are to Braskem S.A.;

“BM&FBovespa” are to the Bolsa de Valores, Mercadorias e Futuros de São Paulo, the São Paulo Stock Exchange;

 “CBPI” are to Companhia Brasileira de Petróleo Ipiranga, company incorporated by IPP in November 2009;

“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., company incorporated by CBPI in December 2008;

“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

“Grupo Ipiranga” are to RPR, DPPI, CBPI, Ipiranga Química S.A., Ipiranga Petroquímica S.A., Companhia Petroquímica do Sul S.A. (former subsidiary of Braskem) and their subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;

“Imaven” are to Imaven Imóveis Ltda.;

“Ipiranga” are to Ultrapar’s subsidiaries which operate in the fuel and lubricant distribution and related activities;

“IPP” are to Ipiranga Produtos de Petróleo S.A.;

“LPG International” are to LPG International Inc.;

“Maxfácil” are to Maxfácil Participações S.A.;

“Oxiteno” are to Oxiteno S.A. - Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

“Oxiteno Overseas” are to Oxiteno Overseas Co.;

“Petrobras” are to Petróleo Brasileiro S.A.;

“Puma” are to Puma Storage do Brasil Ltda;

“Quattor” are to Quattor Química S.A.;

“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

“Serma” are to Association of users of data processing equipment and related services responsible for IT services for Ultrapar;

“Tequimar” are to Terminal Químico de Aratu S.A.;

“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by Chevron Brasil Ltda. and by Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron;

“Tropical” are to Tropical Transportes Ipiranga Ltda.;

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide road transport, storage, handling and logistics services for liquid bulk cargo;

“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

“União Terminais” are to União Terminais e Armazéns Gerais Ltda.;

“União/Vopak” are to União/Vopak Armazéns Gerais Ltda., a company in which União Terminais had a 50% stake;

“Unipar” are to União das Indústrias Petroquímicas S.A..

10.1.	Management discussion on:

a.	General financial and equity conditions

Company overview

We are one of the largest business groups in Brazil, with leading position in the markets in which we operate. Our four principal segments are:

•	the LPG distribution business, conducted by Ultragaz;
•	the fuels distribution business, conducted by Ipiranga;
•	the chemical and petrochemical business, conducted by Oxiteno; and
•	logistics services for special bulk cargo, conducted by Ultracargo.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV (natural gas for vehicles), fuel oil, kerosene and lubricants through a network of 5.5 thousand service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a major producer of specialty chemicals, particularly surfactants. It manufactures approximately 700 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles, paints and varnishes. Ultracargo is the largest provider of storage for liquid bulk in Brazil.

In April 2007, Ultrapar acquired a controlling stake in certain subsidiaries of the Ipiranga Group and thereby acquired (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA – Empresa Carioca de Produtos Químicos S.A., a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar consolidate all the businesses acquired from 2Q07. Under the investment agreement signed with Petrobras and Braskem, Ultrapar acted as a commission agent for the assets acquired by these companies, notably the petrochemical business, the fuel and lubricants distribution business in the North, Northeast and Mid West regions of Brazil, and 2/3 of the refining operations. With the acquisition of Ipiranga Group, Ultrapar, which was already the largest LPG distributor in Brazil, became the second largest fuel distributor in Brazil, with approximately 14% market share. Ultrapar believes that fuel distribution is a natural extension of LPG distribution because it has similar profitability drivers: logistics efficiency, management of a dealer network and leveraging a renowned brand. In addition, the acquisition was based on the belief that the fuel distribution business presented attractive growth prospects in light of increased fuel consumption, principally due to increased national income, greater availability of credit and measures to curb unfair competitive practices, which caused the grey market to decline in relation to the formal market. The financial statements of Ultrapar consolidate all the businesses acquired from April 1st, 2007.

In June 2008, Ultrapar signed a sale and purchase agreement with Unipar for the acquisition of 100% of the shares of União Terminais, a company engaged in the storage and handling of liquid bulk. In October 2008, Ultrapar closed the acquisition in relation to the port terminals in Santos and Rio de Janeiro. In November 2008 it closed the acquisition of the 50% stake in União/Vopak, which owns a port terminal in Paranaguá (in the state of Paraná). The results of the businesses acquired were consolidated into Ultrapar’s financial statements after their respective closing dates. Ultrapar’s financial statements in periods prior to fourth quarter 2008 do not include the results of the businesses acquired.

In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The acquisition was closed on March 31st, 2009. The results of the businesses acquired began to be consolidated into Ultrapar’s financial statements after its closing date. Ultrapar’s financial statements in periods prior to second quarter 2009 do not include the results of the businesses acquired.

2009
The year 2009 was marked by the effects of the global financial crisis, more intense during the first quarter of 2009, period when the Brazilian gross domestic product decreased by 2.1% compared with 2008. During the following quarters, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy, leading to a gradual recovery of the GDP. Even in the instable economic environment seen particularly in the first half of 2009, the company reported growth in its results quarter after quarter, while keeping a sound and prudent management of its cash generation and indebtedness levels. In 2009, Ultrapar’s net sales and services amounted to R$ 36.1 billion, EBITDA amounted to R$ 1,354.4 million and net earnings amounted to R$ 466.7 million. The company’s net debt to last twelve months EBITDA, which reached 2.3 times after the payment for the acquisition of Texaco in March 31st, 2009, was reduced to 1.5 times in December through the achievement of cash generation established goals. Ultrapar, which had already been assigned the investment grade rating by Moody’s, was also assigned investment grade by Standard & Poor’s in October 2009. Ultrapar ended 2009 with total assets of R$ 11.1 billion and shareholders’ equity of R$ 4.8 billion.

2008
In 2008 Ultrapar concluded a cycle of major investments, continuing its strategy of expanding its scale and improving the competitiveness of its businesses. In the fuel distribution segment, Ultrapar continued its growth strategy initiated in 2007 with the acquisition of Ipiranga’s distribution business in the South and Southeast regions of Brazil, and entered into an agreement in August 2008 to acquire Texaco's fuel distribution business in Brazil. In the logistic segment, Ultracargo concluded the acquisition of União Terminais in November, a milestone in its transformation process, with the objective to consolidate itself as the largest and most complete provider of integrated logistic solutions for special bulk cargo in Brazil. In Oxiteno, relevant investments were completed in 2008, significantly increasing the company's specialty chemical production capacity. With the acquisitions and investments in organic expansion, we ended 2008 with net sales of R$ 28.3 billion, EBITDA of R$ 1.1 billion and net earnings of R$ 390.3 million. Ultrapar ended 2008 with total assets of R$ 9.7 billion and shareholders’ equity of R$ 4.7 billion.

2007
The year 2007 represented a milestone for Ultrapar. In one of the largest private-sector acquisitions in the Brazilian history, Ultrapar acquired the fuel and lubricants distribution businesses of the Ipiranga Group in the South and Southeast of Brazil, together with the Ipiranga brand, reaching a new level of size and scale and creating uncountable benefits and growth opportunities for the company. With this acquisition Ultrapar strengthened its path for sustainable growth and made significant progress in expanding its presence in the capital markets. In 2007 Ultrapar reported net sales of R$ 19.9 billion, EBITDA of R$ 779.4 million and net earnings of R$ 181.9 million. Ultrapar ended 2007 with total assets of R$ 9.2 billion and shareholders’ equity of R$ 4.6 billion.

See “Item 10.2.c. Effect of inflation, changes in prices of main feedstocks and products, foreign exchange and interest rates on operating and financial results” for trend information.

b.	Capital structure and possibility of redemption of shares:

Capital structure
Our paid up capital as of December 31st, 2009 amounted to R$ 3,696.8 million, composed by 136,095,999 shares, without par value, of which 49,429,897 are common shares and 86,666,102 are preferred shares.

2009
Ultrapar ended the fiscal year 2009 with a gross debt of R$ 4,342.8 million and a gross cash position of R$ 2,283.2 million, resulting in a net debt of R$ 2,059.6 million, 34% higher than the company’s net debt position at the end of 2008, but 20% lower than the net debt on March 31st, 2009, the date of the payment for the acquisition of Texaco. On December 31st, 2009, shareholders’ equity amounted to R$ 4,829.3 million, resulting in a net debt to shareholders’ equity ratio of 43%.

2008
Ultrapar ended the financial year 2008 with gross debt of R$ 3,671.9 million and gross cash position of R$ 2,133.6 million, resulting in a net debt of R$ 1,538.3 million, 7% higher than the company’s net debt position at the end of 2007. On December 31st, 2008, shareholders’ equity amounted to R$ 4,650.1 million, resulting in a net debt to shareholders’ equity ratio of 33%.

2007
Ultrapar ended 2007 with a gross debt of R$ 3,169.8 million, as a result of the acquisition of Ipiranga. The company's gross cash position at the end of 2007 was R$ 1,743.7 million, resulting in a net debt position of R$ 1,426.0 million. On December 31st, 2007, Ultrapar's total receivables from Petrobras and Braskem amounted to R$ 1.7 billion, corresponding to the stake of the North petrochemical and fuel distribution assets acquired from the Ipiranga Group on behalf of these companies. Such amount was received by Ultrapar in 2008. On December 31st, 2007, shareholders’ equity amounted to R$ 4,600.8 million, resulting in a net debt to shareholders’ equity ratio of 31%.

Year ended December 31st,
	2009	% of shareholders’ equity	2008	% of shareholders’ equity	2007	% of shareholders’ equity
Gross debt	4,342.8	90%	3,671.9	79%	3,169.8	69%
Cash and cash equivalents	2,283.2	47%	2,133.6	46%	1,743.7	38%
Net debt	2,059.6	43%	1,538.3	33%	1,426.0	31%

i.	Hypothesis for the redemption of shares;
There is no hypothesis for the redemption of shares issued by the Company, in addition to those legally provided.

ii.	Calculation for redemption value
Not applicable.

c.	Capacity to meet our financial commitments

Our principal sources of liquidity derive from (i) cash and cash equivalents, (ii) cash generated from operations and (iii) loans. We believe that these sources will continue to be sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, we assess opportunities for acquisitions and investments. We consider different types of investments, either direct or through our subsidiaries, joint ventures, or affiliated companies. We finance such investments through cash generated from our operations, through new loans and financings, through capital increases or through a combination of these methods.

We believe we have sufficient working capital for our present requirements. We have R$ 1,020.3 million in debt maturing from January 2010 through December 2010. Additionally we have an R$ 820 million capital expenditures budgeted for 2010. As of December 2009, we had R$ 2,283.2 million in cash, cash equivalents, short-and long-term investments.

We anticipate that we will spend approximately R$ 7.2 billion in the next five years to meet long-term contractual obligations, including the amortization and payment of interests, as well as the capital expenditures budgeted for 2010.

R$ million	2010-2014
Financing	3,819.3
Estimated interest payments on financing	1,163.6
Contractual obligations	1,398.1
Investment plan for 2010	819.8
7,200.8

See “Item 10.1.f. Indebtedness level and debt profile”, “Item 10.8.b. Other off-balance sheet arrangements ” and “Item 10.10.a.i. Quantitative and qualitative description of the investments in progress and the estimated investments ” for further information.

We expect to meet these cash requirements through a combination of cash flows generated from operating and financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

d.	Sources for financing working capital and investments in non-current assets

We generated cash flow from operations of R$ 1,646.4 million, R$ 623.4 million and R$ 592.5 million for 2009, 2008 and 2007, respectively. Our cash flow from operations increased by R$ 1,023.0 million in 2009 compared to 2008, mainly reflecting (i) a decrease in working capital due to the inventory realization process at Oxiteno and the decrease in the diesel cost at Ipiranga from June 2009 on, (ii) a higher depreciation resulting from the investments made and (iii) an increase in net earnings, as a result of the 25% increase in EBITDA. Our cash flow from operations increased by R$ 31 million in 2008 compared to 2007, despite the R$ 208 million increase in net earnings, as a result of an increase in working capital due to the growth of our businesses. Cash flow of investing activities used cash of R$ 1,451.7 million, R$ 1,276.4 million and R$ 1,668.9 million in the years ended December 31st, 2009, 2008 and 2007, respectively. In 2009, 2008 and 2007, we invested R$ 479.0 million, R$ 889.4 million and R$ 694.6 million in additions to fixed assets, intangible assets and deferred charges, net of disposals. In 2009, 2008 and 2007, we invested R$ 1,360.6 million, R$ 432.4 million and R$ 889.6 million in equity investments, net of disposals, mainly due to (i) the acquisition of Texaco in 2009, (ii) the acquisition of União Terminais in 2008 and (iii) the disbursement related tothe acquisition of Ipiranga in 2007. Net cash flow from financing activities totaled R$ 422.9 million, R$ 1,057.9 million and R$ 868.7 million in the years ended December 31st, 2009, 2008 and 2007, respectively, reflecting the increase in Ultrapar’s net debt due to the investments in organic growth and acquisitions. As a consequence, cash and cash equivalents increased from R$ 1,275.1 as of December 31st, 2008 to R$ 1,887.5 million as of December 31st, 2009, and from R$ 862.4 million as of December 31st, 2007 to R$ 1,275.1 as of December 31st, 2008.

e.	Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity

In 2009, 2008 and 2007, we did not present deficiencies in liquidity. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its needs for working capital and investments estimated for 2010.

f.	Indebtedness level and debt profile

Our gross debt increased by 18% during the year ended on December 31st, 2009, from R$ 3,671.9 million as of December 31st, 2008 to R$ 4,342.8 million as of December 31st, 2009. As of December 31st, 2007, our gross debt was R$ 3,169.8 million, 14% lower that the gross debt at the end of 2008. Our short term debt as of December 31st, 2009, 2008 and 2007 was equivalent to 23%, 45% e 57% of our gross debt, respectively.

The table below shows our indebtedness for each period:

Loans	Currency	Interest (p.a.)(1)	Principal amount of outstanding and accrued interest through December 31st,
			2009	2008	2007
Foreign currency-denominated loans:
Notes due in 2015	US$	7.2%	431.0	577.4	436.7
Advances on Foreign Exchange Contracts	US$	2.4%	118.6	184.2	135.2
Syndicated loan	US$	US$ + LIBOR(2) + 1.2%	104.1	140.0	106.4
BNDES	US$	6.1%	46.9	46.5	16.0
FINIMP — RPR	US$	3.5%	16.6	—	13.2
Financial institutions	MX$(3)	MX$ + TIIE(3) + 1.9%	12.2	19.8	23.1
Financial institutions	US$	US$ + LIBOR(2) + 1.8%	9.6	49.0	31.3
Financial institutions	Bs(4)	20.4%	1.0	6.0	—
FINIMP — Tequimar	US$	7.0%	0.8	4.8	—
BNDES	UMBNDES(5)	8.2%	0.5	3.5	6.0
Notes due in 2020	US$	9.0%	—	140.3	106.2
Notes due in 2008	US$	9.9%	—	—	106.8
Reais-denominated loans:
Debentures	R$	108.5% of CDI	1,187.9	—	1,578.1
BNDES	R$	TJLP(6) + 3.7%	1,027.4	401.8	256.0
Banco do Brasil	R$	91.8% of CDI	532.2	516.7	21.6
Caixa Econômica Federal	R$	120.0% of CDI	495.3	—	—
Banco do Nordeste do Brasil	R$	8.5%(7)	112.6	103.5	103.5
Loan - MaxFácil	R$	100.0% of CDI	110.8	108.4	102.2
FINEP	R$	TJLP(6)+ 0.9%	68.1	60.4	61.6
Working capital loan — União Vopak/RPR	R$	125.5% of CDI	18.5	37.2	—
FINAME	R$	TJLP(6) + 3.3%	16.7	39.1	63.1
Financial leasing floating rate	R$	CDI + 0.5%	13.2	24.4	—

Loans	Currency	Interest (p.a.)(1)	Principal amount of outstanding and accrued interest through December 31st,
			2009	2008	2007
BNDES	R$	5.1%	12.3	—	2.5
Financial institutions	R$	10.1%	2.2	—	—
Financial leasing - fixed rate	R$	13.6%	2.1	1.0	—
Others	R$	CDI + 0.4%	2.2	4.1	0.3
Promissory notes	R$	CDI + 3.6%	—	1,203.8	—
Total			4,342.8	3,671.9	3,169.8

(1)	Interest rate only as of 2009.
(2)	LIBOR – London Interbank Offered Rate
(3)	MX$ - Mexican peso; TIIE - Mexican interbank balance interest rate.
(4)	Bs – Venezuelan Bolívar Forte.
(5)
UMBNDES - monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2009, 95% of this composition reflected the U.S. dollar.

(6)	TJLP - set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31st, 2009, TJLP was fixed at 6% p.a..
(7)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, managed by Banco do Nordeste. On December 31st, 2009, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The table below shows the maturity profile of our indebtedness as of December 31st, 2009:

Year	Maturities

2010	1,020.3
2011	919.2
2012	1,702.0
2013	111.2
2014	66.6
2015 thereafter	523.5
Total	4,342.8

See “Item 10.1.c. Capacity to meet our financial commitments”.

i.	Relevant loan and financing contracts

Notes due in 2015
In December 2005, our subsidiary LPG International issued notes in the amount of US$ 250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment made in June 2006. The issuance price was 98.75% of the notes’ face value, representing a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by Ultrapar and Oxiteno S.A..

Syndicated loan and notes due in 2020
In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes (the “Original Notes”) maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008 that were neither exercised by the subsidiary nor by the financial institutions.

In June 2005, Oxiteno’s subsidiary Oxiteno Overseas acquired all outstanding Original Notes issued by Companhia Ultragaz S.A., with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and interest rate of 5.05% per year. In June 2008, the syndicated loan was renewed under the same conditions, at an interest rate of LIBOR plus 1.25% per annum. The syndicated loan was guaranteed by Ultrapar and the subsidiary Oxiteno S.A..

In April 2006, Oxiteno Overseas sold the Original Notes issued by Ultragaz to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the

“Linked Notes”), thus obtaining an additional return on this investment. On December 23rd, 2009, the subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes.

Notes due in 2008
On August 1st, 2003, CBPI issued US$ 135 million in notes in the international market with annual interest rate of US$ + 9.875% per annum, maturing in July, 2008. Part of these notes were redeemed in 2005 and 2006, in the amounts of US$ 1.3 million (R$ 3.1 million) and US$ 79.6 million (R$164.9 million), respectively. In July 2008, these notes matured and were consequently settled.

Debentures and Promissory Notes denominated in Reais
On April 18th, 2006, CBPI registered with the CVM a public offering of 35,000 subordinated debentures, single series, non-convertible into shares and unsecured, in the total amount of R$ 350 million, maturing on April 1st, 2011 at a rate of 103.8% of CDI. In the first quarter of 2008 CBPI redeemed these debentures.

In June 2009, Ultrapar made its third issuance of debentures, in a single series of 1,200 simple, non-convertible into shares and unsecured with the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 19th, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

The proceeds obtained with this issuance were used for the prepayment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000,000.00 issued by the company in December 2008.

In December 2009, we concluded the review of certain terms and conditions of our third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4th, 2012. The debentures have annual interest payments and amortization in one single tranche at the maturity date, with the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	December 4th, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Financing contracts with the BNDES
In August 2006, our subsidiaries signed a revolving line of credit agreement with BNDES (Brazilian National Development Bank) in the total amount of R$ 728 million to finance investments over the next 5 years, starting in 2006. In December 2008, an additional credit limit was hired with BNDES, including new beneficiaries (IPP and its subsidiaries), and the credit limit was extended to R$ 1,622 million. On December 31st, 2009, the amount being used by the subsidiaries was R$ 537 million.

ii.	Other long term relations with financial institutions

In addition to the relationships mentioned in items 10.1.f.i.Relevant loan and financing contracts and 10.1.g.Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions (i) in connection with the ordinary course of the business, such as the payroll of its employees, credit and collection, payments and currency and interest rate hedging instruments and (ii) through a joint venture (50%/50%) between Ipiranga and ItaúUnibanco for the provision of financial services and management of the Ipiranga-branded credit cards, due in 2016.

iii.	Subordination of debt

Our secured debt as of December 31st, 2009 amounted to R$ 644.8 million. Except for the secured debt, there is no subordination among our existing debt.

iv.
Any restrictions imposed on the issuer, especially related to indebtedness limits and the hiring of new debt, to dividend distribution, to the sale of assets, to the issuing of new securities and to change of control

The restrictions imposed on Ultrapar and its subsidiaries are those usual for transactions of this nature and have not limited their ability to conduct their business to date.

As a result of the issuance of notes due in 2015, certain obligations must be maintained by Ultrapar:

•
Limit on transactions with shareholders that hold 5% or more of any class of capital of the company, except upon fair and reasonable terms no less favorable to the company than what could be obtained in a comparable arm’s-length transaction with a third-party;

•	board approval requirement for transactions with related parties totaling more than US$ 15 million (except transactions with or between subsidiaries);
•	restriction on the sale of all or substantially all assets of the company and its subsidiaries;
•	restriction on encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets.

As a result of the issuance of the syndicated loan, some obligations additional to the ones mentioned above must be maintained by Ultrapar:

•	maintain a ratio of consolidated net debt to consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of no more than 3.5; and
•	maintain a ratio of consolidated EBITDA to consolidated net financial expenses of at least 1.5.

As a result of BNDES financing contracts, some obligations must be maintained by Ultrapar, notably those set out at the applicable rules to BNDES contracts, available at the website www.bndes.gov.br.

g.	Limits of use of contracted loans and financings

The BNDES credit lines described under “Item 10.1.f.i. Relevant loan and financing contracts – BNDES” must be used exclusively to partially finance the company’s investments projects. The proceeds are available upon approval of each project and according to the project’s disbursement schedule.

h.	Significant changes in each item of the financial statements

	Year ended December 31st			Percent change
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007

ASSETS
Cash and financial investments	2,276.0	2,126.4	1,622.9	7%	31%
Trade accounts receivable	1,612.5	1,429.3	1,344.4	13%	6%
Inventories	942.2	1,033.8	631.1	-9%	64%
Deferred income tax and social contribution	168.8	111.8	109.0	51%	3%
Other receivables	378.3	434.5	1,986.6	-13%	-78%
Total Current Assets	5,377.8	5,135.8	5,694.0	5%	-10%

Financial investments	7.2	7.2	120.8	0%	-94%
Deferred income tax and social contribution	472.7	408.7	119.6	16%	242%
Trade accounts receivable	338.2	210.1	176.9	61%	19%
Other receivables	205.5	129.7	148.5	58%	-13%
Total Long Term Assets	1,023.6	755.7	565.8	35%	34%

Investments	23.3	34.0	51.5	-32%	-34%
Property, plant and equipment and intangibles	4,655.8	3,726.1	2,877.5	25%	29%
Deferred charges	9.8	15.6	27.6	-37%	-43%
Total Fixed Assets	4,688.9	3,775.7	2,956.6	24%	28%

Total Non-current Assets	5,712.5	4,531.4	3,522.4	26%	29%

Total Assets	11,090.3	9,667.2	9,216.4	15%	5%

LIABILITIES
Loans and financing	1,018.9	1,658.1	588.9	-39%	182%
Debentures	1.4	-	1,228.1	-	-100%
Suppliers	891.9	614.2	582.7	45%	5%
Payroll and related charges	176.5	164.6	123.2	7%	34%
Taxes	125.5	89.0	93.9	41%	-5%
Other accounts payable	273.8	221.8	390.6	23%	-43%
Total Current Liabilities	2,488.0	2,747.7	3,007.3	-9%	-9%

Loans and financing	2,136.0	2,013.8	1,002.8	6%	101%
Debentures	1,186.5	-	350.0	-	-100%
Deferred income tax and social contribution	12.6	18.2	1.8	-31%	893%
Other long term liabilities	402.9	199.1	218.8	102%	-9%
Total Long Term Liabilities	3,738.0	2,231.2	1,573.5	68%	42%

TOTAL LIABILITIES	6,226.0	4,978.9	4,580.8	25%	9%

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8	0%	0%
Capital reserve	1.3	0.9	0.9	49%	0%
Revaluation reserves	8.2	10.3	11.6	-21%	-12%
Profit reserves	1,132.4	940.1	891.5	20%	5%
Valuation and cumulative translation adjustments	(9.4)	2.1	-	-555%	-
Total Stockholders' Equity	4,829.3	4,650.1	4,600.8	4%	1%
Minority Interests	35.0	38.2	34.8	-8%	10%
TOTAL STOCKHOLDERS' EQUITY & MINORITY INTEREST	4,864.3	4,688.3	4,635.6	4%	1%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	11,090.3	9,667.2	9,216.4	15%	5%

Main changes in the consolidated balance sheet accounts on December 31st, 2009 compared with December 31st, 2008

Assets

Current assets
Current assets amounted to R$ 5,377.8 million in 2009, a R$ 242.0 million increase compared with current assets of R$ 5,135.8 million in 2008, as a result of the increases in cash and financial investments and trade accounts receivable, partially offset by a reduction in inventories.

Cash and financial investments
Cash and financial investments amounted to R$ 2,276.0 million on December 31st, 2009, a R$ 149.6 million increase compared with December 31st, 2008, as a result of the cash flow generated from our operations in the period and the hiring of new debt, partially offset by the payment related to the acquisition of Texaco.

Trade accounts receivable
Trade accounts receivable amounted to R$ 1,612.5 million on December 31st, 2009, a R$ 183.2 million increase compared with December 31st, 2008, as a result of a R$ 210.1 million increase in Ipiranga, as a consequence of the consolidation of Texaco from 2Q09 on, partially offset by a reduction in trade accounts receivable in the other businesses.

Inventories
Inventories amounted to R$ 942.2 million on December 31st, 2009, a R$ 91.6 million decrease compared with December 31st, 2008, as a result of a R$ 225.5 million reduction in Oxiteno’s inventories in 2009, which on December 31st, 2008 were R$ 277.6 million higher than that of December 31st, 2007, due to a reduced demand as a consequence of the worsening of the global financial crisis in 4Q08. The increase in Oxiteno’s inventories was partially offset by an R$ 132.5 million increase in Ipiranga, as a consequence of the consolidation of Texaco from 2Q09 on.

Non-current assets
Non-current assets amounted to R$ 5,712.5 million on December 31st, 2009, an R$ 1,181.1 million increase compared with December 31st, 2008. Long term assets amounted to R$ 1,023.6 million on December 31st, 2009, a R$ 267.9 million increase compared with December 31st, 2008, mainly as result of an increase in trade accounts receivable (long term). Fixed assets amounted to R$ 4,668.9 million, a R$ 913.2 million increase compared with 2008, as a result of an increase in property, plant and equipment and intangibles.

Trade accounts receivable (long term)
Ultrapar’s trade accounts receivable (long term) amounted to R$ 338.2 million on December 31st, 2009, an R$ 128.1 million increase compared with December 31st, 2008, as result of the increased level of financing and bonuses to Ipiranga’s resellers and clients.

Property, plant and equipment and intangibles
Property, plant and equipment and intangibles amounted to R$ 4,655,8 million on December 31st, 2009, a R$ 929.7 million increase compared with December 31st, 2008, as a consequence of the consolidation of Texaco’s assets from 2Q09 on and the organic investments made in 2009.

Liabilities

Current liabilities
Current liabilities amounted to R$ 2,448.0 million on December 31st, 2009, a R$ 259.7 million decrease compared with December 31st, 2008, mainly as a result of a reduction in loans and financing, partially offset by an increase in suppliers.

Loans and financing
Loans and financing amounted to R$ 1,018.9 million on December 31st, 2009, a R$ 639.2 million decrease in 2009, as result of the replacement of R$ 1,200.0 million promissory notes by long term debentures in the same amount, partially offset by increased funding from BNDES (see “Long term liabilities – Debentures” and “Item 10.1.f. Indebtedness level and debt profile”).

Suppliers
Suppliers amounted to R$ 891.9 million on December 31st, 2009, a R$ 277.7 million increase compared with December 31st, 2008, mainly as result of a R$ 275.9 million increase in Ipiranga as a consequence of the consolidation of Texaco from 2Q09 on.

Non-current liabilities
Non-current liabilities amounted to R$ 3,738.0 million on December 31st, 2009, an R$ 1,506.9 million increase compared with December 31st, 2008, mainly as result of the issuance of debentures.

Debentures
In June 2009, Ultrapar carried out its third issuance of debentures in the amount of R$ 1,200.0 million with maturity in 2012. The proceeds of the issuance were used for the anticipated payment, in June 2009, of the promissory notes of the same amount issued in December 2008 (see “Item 10.1.f. Indebtedness level and debt profile”).

Stockholders' Equity
Ultrapar’s stockholders' equity amounted to R$ 4,829.3 million on December 31st, 2009, a R$ 179.2 million increase compared with December 31st, 2008, as result of an increase in profit reserves, due to higher net earnings in 2009.

Main changes in the consolidated balance sheet accounts on December 31st, 2008 compared with December 31st, 2007

Assets

Current assets
Current assets amounted to R$ 5,135.8 million on December 31st 2008, a R$ 558.2 million decrease compared with December 31st, 2007, as a result of the reduction in other assets, notably other trade accounts receivable, partially offset by an increase in cash and financial investments and in inventories.

Cash and financial investments
Cash and financial investments amounted to R$ 2,126.4 million on December 31st, 2008, a R$ 503.5 million increase compared with December 31st, 2007, as a result of resources received from Petrobras and Braskem related to the Ipiranga Group acquisition, partially offset by higher investments and the disbursement to União Terminais’ acquisition.

Inventories
Inventories amounted to R$ 1,033.8 million on December 31st, 2008, a R$ 402.7 million increase compared with December 31st, 2007, of which R$ 128.7 million resulted from an increase in inventories at Ipiranga and R$ 277.6 million at Oxiteno, due to a reduced demand derived from the worsening of the financial crisis in the 4Q08 and the increase in the diesel cost in 2008.

Other receivables
Other receivables of Ultrapar amounted to R$ 434.5 million on December 31st, 2008, a R$ 1,552.1 million decrease compared with December 31st, 2007, due to the R$ 1,668.8 reduction in other receivables as a result of resources received from Petrobras and Braskem in connection with the Ipiranga Group acquisition.

Non-current assets
Non-current assets amounted to R$ 4,531.4 million on December 31st, 2008, a R$ 1,009.0 million increase compared with December 31st, 2007. Long term assets amounted to R$ 755.7 million on December 31st, 2008, a R$ 189.9 million increase compared with December 31st, 2007, as result of the increase in deferred income tax and social contribution, partially offset by a reduction in the financial investments (long term). Fixed assets amounted to R$ 3,775.7 million, an R$ 819.1 million increase compared with 2007.

Deferred income tax and social contribution
Deferred income tax and social contribution (long term) amounted to R$ 408.7 million on December 31st, 2008, substantially built during 2008, as a result of the recognition of tax credit related mainly to the goodwill on investments made.

Financial investments
Financial investments (long term) presented an R$ 113.6 million decrease compared with December 31st, 2007, mainly as a result of the transference of these assets to short term financial investments.

Property, plant and equipment and intangible
Property, plant and equipment and intangible amounted to R$ 3,726.1 million on December 31st, 2008, an R$ 848.6 million increase compared with December 31st, 2007, mainly as a result of União Terminais’ asset consolidation.

Liabilities

Current liabilities
The current liabilities on December 31st, 2008 was of R$ 2,747.7 million, a R$ 259.6 million decrease compared with December 31st, 2007, as a result of the variations in loans and financing and debentures accounts.

Loans and financing
Loans and financing amounted to R$ 1,658.1 million on December 31st, 2008, a R$ 1,069.2 million increase compared with December 31st, 2007, as result of the issuance of R$1,200.0 million promissory notes in March 2008.

Debentures
In April 2007, Ultrapar carried out its second issuance of debentures in the amount of R$ 889.0 million, to finance part of Ipiranga acquisition. The debentures were fully withdrawn in first quarter 2008.

Long term liabilities
The long term liabilities amounted to R$ 2,231.2 million on December 31st, 2008, a R$ 657.7 million increase compared with December 31st, 2007, as result of an increase in loans and financing account, partially offset by the decrease in debentures.

Loans and financing
Loans and financing amounted to R$ 2,013.8 million on December 31st, 2008, an R$ 1,011.0 million increase compared with December 31st, 2007, as result of increased debt issuance.

Debentures
The R$ 350.0 million debentures issued by CBPI in 2005, assumed at the Ipiranga acquisition, were early withdrawn in first quarter 2008.

Stockholders' Equity
Ultrapar stockholders' equity amounted to R$ 4,650.1 million on December 31st, 2008, a R$ 49.3 million increase compared with December 31st, 2007, as result of an increase in profit reserves, due to a bigger profit in 2008.

Significant changes in the consolidated income statement

Main changes in the consolidated income statement for the year ended December 31st, 2009 compared with the year ended December 31st, 2008

	Year ending December 31st	% of net sales and services	Year ending December 31st	% of net sales and services	Percent change 2009-2008
	2009		2008

Net sales and services	36,115.9	100%	28,268.0	100%	28%
Cost of sales and services	(33,412.0)	93%	(26,152.3)	93%	28%

Gross profit	2,703.9	7%	2,115.7	7%	28%
Selling, general and administrative expenses	(1,808.2)	5%	(1,424.4)	5%	27%
Other operating income (expenses)	19.3	0%	22.1	0%	-13%

Operating income	915.1	3%	713.4	3%	28%
Financial results	(278.2)	1%	(168.8)	1%	65%
Other income	20.3	0%	11.2	0%	81%
Income and social contribution tax	(187.1)	1%	(151.6)	1%	23%
Minority interest/equity in earnings of affiliates	(3.4)	0%	(4.5)	0%	-25%
Employees statutory interest	-	-	(9.5)	0%	-
Net income	466.7	1%	390.3	1%	20%
EBITDA	1,354.4	4%	1,079.4	4%	25%

Depreciation and amortization	439.3	1%	375.5	1%	17%

Overview on sales volume

	2009	2008	Percent change 2009-2008
Ultragaz (000 ton)	1,589	1,601	-1%
Ipiranga (000 m3)	17,214	12,075	43%
Oxiteno (000 ton)	634	567	12%
Ultracargo (000 m3)	461	335	37%

In 2009, the Brazilian LPG market decreased by 1.2% from 2008. In the same period, Ultragaz’s sales volume reached 1,589 thousand tons, a 0.7% decrease, with a 0.7% increase in the bottled segment and a 4.0% decrease in the bulk segment. Excluding the effect of a temporary consumption of 15 thousand tons in 2008 by a large client in the bulk segment, the total volume would have remained stable, and sales volume in the bulk segment would have decreased by 1% compared with 2008. The growth in the bottled segment is a result of the resilient demand in this segment, given its essential good nature, and of commercial initiatives implemented by the company, including new markets. At Ipiranga, sales volume grew by 43%, mainly as a consequence of the consolidation of Texaco’s volume from 2Q09 on and the expansion of the light vehicle fleet, which boosted the combined volume of gasoline, ethanol and NGV. The diesel volume increased by 32% as a result of the aggregation of Texaco’s volume from 2Q09 onwards, partly offset by a reduction in consumption associated with the economic performance. At Oxiteno, sales volume reached 634 thousand tons in 2009, up 12% over 2008, mainly due to completed expansions in the production capacity, highlighting the 8% growth in the domestic market, primarily on the back of imports replacement. At Ultracargo, effective storage showed an increase of 37%, as result of the consolidation of União Terminais from 4Q08 onwards, the expansions of the Aratu terminal and a higher volume of operations at the Suape terminal.

Net sales and services

	2009	2008	Percent change 2009-2008
Ultragaz	3,441.2	3,339.3	3%
Ipiranga	30,498.8	22,676.4	34%
Oxiteno	1,921.1	1,926.1	0%
Ultracargo	337.0	283.4	19%

Ultrapar’s net sales and services amounted to R$ 36,115.9 million in 2009, a 28% increase over 2008, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards. Ultragaz’s net sales and services amounted to R$ 3,441.2 million, 3% higher than that of 2008, despite the 0.7% decrease in sales volume, due to commercial initiatives and operational efficiency programs implemented. Ipiranga’s net sales and services totaled R$ 30,498.8 million in 2009, a 34% growth over 2008, as a consequence of the 43% increase in sales volume, partly offset by the reduction in the diesel ex-refinery cost in June 2009. Oxiteno reported net sales and services of R$ 1,921.1 million, practically stable compared with 2008, despite the 12% increase in sales volume and the 9% weaker Real, as a result of an 18% decrease in average dollar prices, particularly the 46% decrease in international glycol prices. Ultracargo’s net sales and services amounted to R$ 337.0 million, 19% higher than that in 2008, mainly on the back of the consolidation of União Terminais from 4Q08 onwards, increased average storage, and contractual tariff adjustments.

Cost of products and services

	2009	2008	Percent change 2009-2008
Ultragaz	2,895.7	2,898.4	0%
Ipiranga	28,828.0	21,492.2	34%
Oxiteno	1,611.2	1,526.8	6%
Ultracargo	197.0	187.4	5%

Ultrapar's cost of products and services amounted to R$ 33,412.0 million in 2009, a 28% increase over 2008, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards. Ultragaz’s cost of products sold amounted to R$ 2,895.7 million, practically stable compared with 2008 and in line with the variation in sales volume. Ipiranga’s cost of products sold totaled R$ 28,828.0 million, mainly as a consequence of a 43% increase in sales volume, partly offset by the decrease in the diesel ex-refinery cost in June 2009. The cost of products sold at Oxiteno totaled R$ 1,611.2 million, an increase of 6% over 2008, due to the growth in sales volume, a 9% weaker Real and a higher depreciation resulting from the expanded operations in 4Q08, partly offset by a 17% reduction in the variable cost per ton in dollar. Nevertheless, the reduction in the variable cost per ton in dollar price reported in the 2009 financial statements was significantly lower than the reduction in raw materials international prices, due to the process of realization of Oxiteno’s inventories with historical costs higher than replacement costs, mainly in the first half of the year. Ultracargo's cost of services provided amounted to R$ 197 million, up 5% from 2008, as a result of the consolidation of União Terminais’ cost of services from 4Q08 onwards and an increase in the volume of products handled at the terminals, partly offset by the realization of operational synergies resulting from the consolidation of União Terminais and a reduced presence in the packed cargo transportation segment.

Gross profit
Ultrapar’s gross profit amounted to R$ 2,703.9 million in 2009, a 28% increase over 2008, mainly due to the consolidation of Texaco from second quarter 2009 on. Ultragaz’s gross profit totaled R$ 545.5 million, up 24% from 2008. Ipiranga’s gross profit amounted to R$ 1,670.7 million, 41% higher than that in 2008. Oxiteno’s gross profit totaled R$ 309.9 million, 22% lower than that of 2008. Ultracargo’s gross profit totaled R$ 139.9 million, 46% higher than that in 2008.

Sales, general and administrative expenses

	2009	2008	Percent change 2009-2008
Ultragaz	381.4	348.3	9%
Ipiranga	1,068.2	691.4	54%
Oxiteno	267.6	246.0	9%
Ultracargo	90.0	91.9	-2%

Ultrapar’s sales, general and administrative expenses totaled R$ 1,808.2 million in 2009, a 27% increase over 2008, mainly as a result of the consolidation of Texaco from 2Q09 onwards. Ultragaz’s sales, general and administrative expenses amounted to R$ 381.4 million, 9% higher than that in 2008, as a consequence of an increase in expenses related to sales campaigns, the effect of inflation on expenses and an increase in variable compensation, partially offset by expense reduction initiatives implemented. Sales, general and administrative expenses at Ipiranga (including employees statutory interest) totaled R$ 1,068.2 million, a 54% increase over 2008, mainly due to the consolidation of Texaco, including R$ 68.8 million non-recurring expenses with (i) the conversion of service stations from the acquired network to the Ipiranga brand (R$ 31.3 million) and (ii) the integration of operations (R$ 37.5 million). Excluding these non-recurring expenses and the depreciation, Ipiranga’s sales, general and administrative expenses amounted to R$ 48/m³ of product sold in the post-acquisition period (from 2Q09 onwards), lower than the R$ 50/m³ level in 2008, reflecting the implementation of the operational and administrative synergies plan, particularly after the integration of Texaco’s information technology systems with Ipiranga’s and Ultrapar’s completed in August 2009. Oxiteno’s sales, general and administrative expenses amounted to R$ 267.6 million, a 9% increase over 2008, primarily as a result of increased freight expenses resulting from higher sales volume and the effect of a weaker Real on international freights. This increase was partly offset by expense reduction initiatives implemented, resulting in a 2% increase of administrative expenses, which is lower than the inflation rate in the period. Ultracargo’s sales, general and administrative expenses amounted to R$ 90 million in 2009, a 2% decrease from 2008, despite the 37% increase in effective storage, on the back of the realization of operational synergies resulting from the integration of União Terminais and of lower expenses in the transportation segment.

Depreciation and amortization
Total depreciation and amortization costs and expenses in 2009 amounted to R$ 439.3 million, a R$ 64 million increase over 2008, due to the addition of the depreciation resulting from (i) the acquisitions of União Terminais and Texaco, (ii) Oxiteno’s expanded operations from 4Q08 onwards, and (iii) investments in new and in the conversion of unbranded service stations at Ipiranga.

Operational profit
Ultrapar’s operational profit amounted to R$ 915.1 million in 2009, a 28% increase over 2008, mainly due to the consolidation of Texaco from second quarter 2009 on. Ultragaz’s operational profit totaled R$ 162.3 million, 85% higher than that in 2008. Ipiranga’s operational profit totaled R$ 622.6 million, 21% higher than that in 2008. Oxiteno’s operational profit totaled R$ 40.7 million, 74% lower than that in 2008. Ultracargo’s operational profit totaled R$ 52.5 million, 619% higher than that in 2008.

Financial result
Ultrapar reported net financial expenses of R$ 278.2 million in 2009, R$ 109 million higher than that of 2008. The increase in net financial expense in 2009 reflects an increase of Ultrapar’s net debt, which increased from R$ 1,538.3 million at the end of 2008 to R$ 2,059.6 million at the end of 2009, as a result of acquisitions carried out, particularly the disbursement related to the acquisition of Texaco in March, and investments in organic expansion.

Ultrapar ended the fiscal year 2009 with a gross debt of R$ 4,342.8 million, resulting in a net debt of R$ 2,059.6 million, 34% higher than the company’s net debt position at the end of 2008, but 20% lower than the net debt on March 31st, 2009, the date of the payment for the acquisition of Texaco.

Net earnings
Consolidated net earnings amounted to R$ 466.7 million in 2009, 20% higher than that reported in 2008, as a consequence of the 25% increase in EBITDA at Ultrapar, partly offset by the increase in net debt and depreciation.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

	2009	2008	Percent change 2009-2008
Ultragaz	281.4	210.7	34%
Ipiranga	777.5	603.2	29%
Oxiteno	144.8	210.0	-31%
Ultracargo	104.8	50.6	107%

Ultrapar’s consolidated EBITDA amounted to R$ 1,354.4 million in 2009, a 25% growth over 2008, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards and the EBITDA growth at Ipiranga, Ultragaz and Ultracargo. Ultragaz’s EBITDA totaled R$ 281.4 million, up 34% over the previous year, as a result of a recovery in margins, mainly deriving from commercial initiatives and operational efficiency programs implemented. Ipiranga reported EBITDA of R$ 777.5 million in 2009, an increase of 29% over 2008, mainly as a consequence of the consolidation of Texaco from 2Q09 onwards. Excluding the R$ 68.8 million expenses with the conversion of service stations and integration of operations, Ipiranga’s EBITDA reached R$ 846.3 million in 2009, equivalent to an EBITDA unit margin of R$ 49/m³, already close to the EBITDA unit margin of R$ 50/m³ in 2008. Oxiteno reported EBITDA of R$ 144.8 million, a 31% decrease over 2008, mainly as a consequence of historical costs of goods sold higher than replacement costs until 3Q09. Oxiteno estimates that the effect of the difference between historical and replacement costs was R$ 78 million in 2009. Ultracargo’s EBITDA amounted to R$ 104.8 million, a 107% growth over 2008, as a consequence of (i) the consolidation of União Terminais from 4Q08 onwards and the resulting operational synergies, (ii) the expansions of the Aratu terminal and (iii) an increase in the volume of products handled at the Suape terminal. In 2009, Ultracargo’s EBITDA margin reached 31%, higher than the 18% margin reported in 2008.

Main changes in the consolidated income statement for the year ended December 31st, 2008 compared with the year ended December 31st, 2007

Ultrapar's financial statements for the year ending December 31, 2008 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted for the first time in the fiscal year 2008 the alterations introduced by Laws 11,638/07 and 11.941/09, as well as the CVM rules, instructions and guidelines, which regulate them. The financial statements referring to the fiscal year ending December 31, 2007 are shown as previously released, without the changes introduced by the new legislation, except for the simple reclassification of certain accounts in the balance sheet in order to reflect the current financial statements format. In order to maintain comparability with financial statements in periods prior to the adoption of the accounting changes, we have highlighted in the performance analysis below the effects of the adoption of the new law on the respective lines, and present at the end of this section the statement of the effects of the new legislation on Ultrapar's main accounts of the 2008 financial statements, compared to values that would have been obtained if these modifications had not existed.

In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA and (iii) a stake in the refining operations. The financial statements of Ultrapar consolidate all the businesses acquired from 2Q07. Except where otherwise mentioned, Ultrapar's financial statements for periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”).

	Year ending December 31st	% of net sales and services	Year ending December 31st	% of net sales and services	Percent change 2008-2007
	2008		2007

Net sales and services	28,268.0	100%	19,921.3	100%	42%
Cost of sales and services	(26,152.3)	93%	(18,224.2)	91%	44%

Gross profit	2,115.7	7%	1,697.1	9%	25%
Selling, general and administrative expenses	(1,424.4)	5%	(1,223.2)	6%	16%
Other operating income	22.1	0%	12.3	0%	80%

Operating income	713.4	3%	486.2	2%	47%
Financial results	(168.8)	1%	(119.4)	-1%	41%
Other income	11.2	0%	8.8	0%	27%
Income and social contribution tax	(151.6)	-1%	(86.0)	0%	76%
Minority interest/equity in earnings of affiliates	(4.5)	0%	(100.4)	-1%	-96%
Employees statutory interest	(9.5)	0%	(7.3)	0%	-
Net income	390.3	1%	181.9	1%	115%
EBITDA	1,079.4	4%	779.4	4%	38%

Depreciation and amortization	375.5	1%	300.6	2%	25%

Overview on sales volume

	2008	2007	Percent change 2008-2007
Ultragaz (000 ton)	1,601	1,572	2%
Ipiranga (000 m3)	12,075	11,169	8%
Oxiteno (000 ton)	567	656	-14%
Ultracargo (000 m3)	335	279	20%

In 2008, the Brazilian LPG market increased by 2% compared to 2007. Sales volume at Ultragaz grew in line with the market, amounting to a total of 1,601 thousand tons of LPG sold, highlighting the 3% growth seen in the bottled segment, basically as a result of commercial initiatives developed by the company. At Ipiranga, sales volume increased 8% compared to Pro-forma volume in 2007, in line with the growth in the market in the regions where the company has operations (South and Southeast of Brazil). Fuel sales volume for passenger vehicles

(gasoline, ethanol and NGV) grew by 11% as a consequence of the 14% increase in the sale of light vehicles and of measures to improve legislation and inspection implemented in the sector. Diesel sales volume was up by 7%, basically as a result of the good performance in the economy. At Oxiteno, total sales amounted to 567 thousand tons in 2008, 14% lower than in 2007, as a result of (i) scheduled maintenance and expansion stoppages by the company during 2008 and (ii) higher glycols sales in 2007, taking advantage of the restriction in the international supply of this product at that time. The sales mix also saw a substantial improvement, with sales of specialty chemicals rising from 77% of total sales in 2007 to 89% in 2008. Sales volume in Oxiteno's operations abroad increased by 64% in 2008, as a result of the 33% increase in the sales volume of Oxiteno Mexico and the acquisition of Oxiteno Andina in 3Q07. At Ultracargo, effective storage showed an increase of 20%, as a result of expansion at the Aratu terminal, a higher occupancy rate at the Santos terminal and consolidation of União Terminais from 4Q08.

Net sales and services

	2008	2007	Percent change 2008-2007
Ultragaz	3,339.3	3,112.9	7%
Ipiranga	22,676.4	19,393.9	17%
Oxiteno	1,926.1	1,764.8	9%
Ultracargo	283.4	229.1	24%

Ultrapar net sales and services amounted to R$ 28,268 million in 2008, up 42% on 2007, basically as a consequence of the consolidation of net sales from Ipiranga from 2Q07, and the growth seen in all the company's business units. Net sales at Ultragaz amounted to R$ 3,339.4 million, 7% higher than in 2007, as a result of the 2% increase in sales volume and the rise in the cost of LPG used in the bulk segment in 2008, partially offset by a more competitive market during the 1H08. Net sales at Ipiranga totaled R$ 22,676.4 million in 2008, up 17% compared to Pro-forma sales in 2007, as a consequence of an 8% increase in sales volume, and a rise in diesel costs in 2008. Oxiteno reported net sales of R$ 1,926.1 million, up 9% on 2007, as a consequence of a 34% recovery in average prices in dollar terms, result of the improved sales mix and commercial initiatives introduced by the company over the last 12 months. This improvement in average price was partially offset by a 6% appreciation in the Brazilian Real, and a 14% drop in sales volume. Ultracargo's net sales amounted to R$ 283.4 million, 24% higher than in 2007, basically as a consequence of increased storage volumes and new integrated transport and in-house logistics operations.

Cost of products and services

	2008	2007	Percent change 2008-2007
Ultragaz	2,898.4	2,643.7	10%
Ipiranga	21,492.2	18,348.6	17%
Oxiteno	1,526.8	1,421.9	7%
Ultracargo	187.4	144.8	29%

Ultrapar's cost of products and services amounted to R$ 26,152.3 million in 2008, an increase of 44% on the previous year, basically as a consequence of the consolidation of Ipiranga's cost of products sold from 2Q07, the rise in the cost of diesel and the higher cost of LPG for the bulk segment. Ultragaz's cost of products sold amounted to a total of R$ 2,898.4 million, a 10% increase compared to 2007, basically as a consequence of higher sales volume and the successive increases in the ex-refinery price for use in the bulk segment in 2008. Ipiranga's cost of products sold totaled R$ 21,492.2 million, up 17% compared to Pro-forma figures for 2007, as a consequence of an 8% increase in sales volume, the increase in the diesel cost, derived from the increase in the ex-refinery price in May 2008 and the obligatory increase in the percentage of bio-diesel added to diesel. The cost of products sold at Oxiteno totaled R$ 1,526.8 million, an increase of 7% compared to 2007, basically due to higher raw material unit costs in dollar, as a consequence of higher average oil prices, and the cost of R$ 18 million as a result of the scheduled maintenance stoppages at the production units during 2008. Ultracargo's cost of services provided amounted to R$ 187.4 million, an increase of 29% on 2007, as a result of a rise in storage volume, new integrated in-house transport and logistics operations, and the increase in diesel prices.

Gross profit
Ultrapar’s gross profit amounted to R$ 2,115.7 million in 2008, a 25% increase over 2007, mainly as a result of the increase in Ipiranga’s, Oxiteno’s and Ultracargo’s gross profit and the consolidation of Ipiranga from second quarter 2007 on. Ultragaz’s gross profit amounted to R$ 440.9 million, 6% lower than that in 2007. Ipiranga’s gross profit amounted to R$ 1.184.2 million, 13% higher than that in 2007. Oxiteno’s gross profit amounted to

R$ 399.3 million, 16% higher than that in 2007. Ultracargo’s gross profit amounted to R$ 96.0 million, 14% higher than that in 2007.

Sales, general and administrative expenses

	2008	2007	Percent change 2008-2007
Ultragaz	348.3	337.6	3%
Ipiranga	691.4	729.9	-5%
Oxiteno	246.0	237.7	3%
Ultracargo	91.9	70.2	31%

Ultrapar's sales, general and administrative expenses totaled R$ 1,424.4 million in 2008, up 16% compared to 2007, basically as a result of (i) the impact of inflation on expenses, (ii) the consolidation of sales, general and administrative expenses from Ipiranga from 2Q07, (iii) the increase in the cost of diesel, which had an impact on freight expenses and (iv) an 8% increase in sales volume at Ipiranga. Ultragaz's sales, general and administrative expenses totaled R$ 348.3 million, 3% higher than in 2007, despite the 2% increase in sales volume and the effects of inflation on personnel costs, as a consequence of expense reduction initiatives implemented during 2008 and higher advertising and marketing expenses related to the company's 70th anniversary institutional campaign in 2007. Sales, general and administrative expenses (including employees’ statutory interest) at Ipiranga totaled R$ 691.4 million, down 5% compared to Pro-forma figures for 2007, a result of organizational optimization implemented since the acquisition and the end of CPMF tax, partially offset by (i) an 8% increase in sales volume, (ii) an increase in diesel costs, with an impact on freight expenses, (iii) higher expenses with advertising and marketing, including those related to the campaign of the Texaco acquisition and the launch of Ipirangashop.com and incentive programs such as Clube VIP and Clube do Milhão and (iv) higher personnel expenses as a result of annual collective wage agreements and the increase in variable compensation in line with the improvement in earnings. Oxiteno's sales, general and administrative expenses amounted to R$ 246.0 million in 2008, up 3% on the previous year, as a result of higher freight expenses due to the increase in diesel prices and the rise in personnel expenses, as a result of annual collective wage agreement and higher variable compensation, in line with the improvement in the company's results. Sales, general and administrative expenses at Ultracargo totaled R$ 91.9 million in 2008, 31% higher than in 2007, as a result of the impact of inflation on expenses, the goodwill amortization related to the acquisition of União Terminais, of R$ 8 million, and the addition of sales, general and administrative expenses from União Terminais from 4Q08.

Effects of the changes in legislation: Ultrapar's sales, general and administrative expenses in 2008 were R$ 7 million lower than the result that would have been obtained without the changes in legislation, due to a reduction of R$ 16 million in administrative expenses and an increase of R$ 9 million in depreciation as a result of the consolidation of the company Serma and of the CVM Resolution 534/08, which refers to leasing. As a consequence of this rule, certain Ipiranga’s contracts started to be treated as financial leasing, resulting in (i) the inclusion of its remaining balance in the company debt, (ii) the booking of the leased goods as fixed assets, and (iii) the appropriation of financial charges from the leasing to the company’s results.

Depreciation and amortization
Total depreciation and amortization costs and expenses in 2008 amounted to R$ 375.5 million, a R$ 74.9 million increase over 2007, mainly due to (i) the consolidation of Ipiranga from the second quarter 2007 on and of União Terminais from the fourth quarter 2008 on and (ii) organic investments made, mainly the start-up of additional production capacity at Oxiteno from 4Q08 on.

Operational profit
Ultrapar’s operational profit amounted to R$ 713.4 million in 2008, a 47% increase over 2008, mainly as a result of the increase in Ipiranga’s and Oxiteno’s operational profit and the consolidation of Ipiranga from second quarter 2007 on. Ultragaz’s operational profit amounted to R$ 87.9 million, 34% lower than that in 2007. Ipiranga’s operational profit amounted to R$ 515.7 million, 54% higher than that in 2007. Oxiteno’s operational profit amounted to R$ 154.2 million, 42% higher than that in 2007. Ultracargo’s operational profit amounted to R$ 7.3 million, 50% lower than that in 2007.

Financial result
Ultrapar reported net financial expenses of R$ 168.8 million in 2008, R$ 49 million higher than that of 2007. The increase in net financial expenses in 2008 mainly reflects the increase of Ultrapar's average net debt, higher interest rates and the 32% Brazilian Real depreciation during 2008, compared to an appreciation of 17% during 2007.

Ultrapar ended the financial year 2008 with a gross debt position of R$ 3,671.9 million, resulting in a net debt of R$ 1,538.3 million, 7% higher than the company’s net debt position at the end of 2007.

Effects of the changes in legislation: Ultrapar's net financial expenses in 2008 were R$ 3 million higher than the result that would have been obtained without the changes in legislation, as a consequence of increases of R$ 8 million related to monetary translation of foreign investments (CVM Resolution 534/08) and R$ 3 million related to leasing, partially offset by reductions of R$ 8 million referring to the marking to market of financial instruments (CVM Resolution 566/08) and R$ 1 million referring to the booking of the transaction costs associated with the issuance of securities (CVM Resolution 556/08).

Net earnings
Consolidated net earnings amounted to R$ 390.3 million 2008, 115% higher than that reported in 2007, as a consequence of the 38% rise in EBITDA at Ultrapar and the transitory effects of minority interest related to the acquisition of Ipiranga in 2007.

Effect of the changes in legislation: Ultrapar's net earnings in 2008 were R$ 2 million higher than the figure that would have been obtained without the changes in legislation, as a consequence of the effects mentioned in the paragraphs of the financial result and the sales, general and administrative expenses.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

	2008	2007	Percent change 2008-2007
Ultragaz	210.7	251.7	-16%
Ipiranga	603.2	417.0	45%
Oxiteno	210.0	157.4	33%
Ultracargo	50.6	43.1	17%

Ultrapar's consolidated EBITDA amounted to R$ 1,079.4 million in 2008, up 39% compared to 2007, basically as a consequence of EBITDA growth at Ipiranga and Oxiteno, as well as the consolidation of the results of Ipiranga and União Terminais, respectively, from 2Q07 and 4Q08. Ultragaz's EBITDA totaled R$ 210.7 million, 16% down on the previous year, basically due to a more competitive market in the bottled gas segment in the first half of 2008. Ipiranga reported EBITDA of R$ 603.2 million in 2008, up 45% compared to Pro-forma EBITDA for 2007, as a result of the 8% increase in sales volume, with a consequent increase in operational leverage, and a 6% reduction in sales, general and administrative expenses. Oxiteno reported EBITDA of R$ 210 million, up 33% compared to 2007, as a result of a recovery in average prices in dollars, as a consequence of an improved sales mix and commercial initiatives developed by the company over the last 12 months, as well as the depreciation in the Brazilian Real in the last quarter of the year. EBITDA at Ultracargo amounted to R$ 50.6 million, up 18% compared to 2007, basically as a consequence of the expansion to the Aratu terminal, an increase in the volumes of products handled at the Santos terminal, and the addition of the volume from União Terminais’ operations from 4Q08.

Effects of the changes in legislation: Ultrapar's EBITDA in 2008 was R$ 16 million higher than the result that would have been obtained without the changes in legislation, as a consequence of the increase of the financial leasing and the beginning of the consolidation of the company Serma in the results of the company, both mentioned in the sales, general and administrative expenses.

10.2.	Comments on:

a.	company’s operating results, especially:
i.	description of major components of revenues
More than 90% of consolidated net revenues of Ultrapar is generated by the fuel and LPG distribution businesses. Therefore, the main components of these revenues come from diesel, gasoline and ethanol sales by Ipiranga and from LPG sales by Ultragaz. See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the company’s operating results and financial results”.

ii.	factors that materially affected operating results
See “Item 10.1.h. Main changes in each item of the financial statements – Significant changes in consolidated income statement”.

b.	changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

See “Item 10.1.h. Main changes in each item of the financial statements – Significant changes in consolidated income statement” and See “Item 10.2.c. effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the company’s operating results and financial results”.

c.	effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the company’s operating results and financial results

LPG business
Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July.

The LPG refinery price for residential use remained unchanged since May 2003. In the last few years, Petrobras had as a practice not to immediately reflect in the Brazilian market the volatility of international prices of oil and its derivatives. We cannot guarantee that this trend will continue.Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, once this segment represents about 30% of the volume sold by Ultragaz. The bottled LPG is an essential good and, therefore, it has a low correlation with economic performance.

Chemical and petrochemical business
The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented more than 60% of its total sales in 2009. By the end of 2008, Oxiteno completed certain capacity expansions leading to an increase in exports sales and hence in the portion of its volume sold in outside Brazil. As the Brazilian market grows, Oxiteno aims at increasing the volume sold in the domestic market once the logistics costs are usually lower than logistics cost of sales outside Brazil. Additionally, Oxiteno is currently investing in capacity expansions in the ethylene oxide and the ethoxylates units at Camaçari, Bahia, that will add 90 and 70 thousand tons/year, respectively, to the current capacity, which will likely increase the volume sold.

A large portion of Oxiteno’s products prices are linked to to U.S. dollar. Therefore, a sharp appreciation or depreciation could have an impact on Oxiteno’s revenues in the future. Since September 2008, the worsening of the global financial crisis led to a sharp reduction in the flow of capital to Brazil, reversing the real appreciation trend in place since 2003. However, during the following quarters, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy, driving the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Brazilian currency against the U.S. dollar in 2009 - the highest appreciation in the decade, closing the year at a rate of R$ 1.74/US$. From December 31st, 2009 to March 26th, 2010, the Brazilian real depreciated 5% against the U.S. dollar. We cannot predict whether the real will keep this trend.

Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices, which sharply decreased in the international markets in late 2008. However, in 2009, the initiatives adopted by several governments to minimize the effects of the crisis also contributed to the beginning of the economic recovery of certain countries, specially the emerging markets, with a recovery of the demand for commodities and a consequent upward trend in their prices, notably oil, which closed the year quoted at US$ 75 per barrel, an 80% increase compared with its 2008 closing price. We cannot predict whether oil and ethylene prices will keep this trend. A sharp variation in ethylene prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the faster recovery of the Brazilian economy, Oxiteno faced tougher competition from certain foreign producers in 2009.

Fuels distribution
In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of light vehicle fleet. In 2009, as part of the Brazilian government plan to mitigate the effects of global financial crisis, some measures were implemented to incentivize the economic activity, such as the federal Excise Tax on Manufactured Products (IPI) tax break on durable goods. Such measures, associated with a gradual recovery of credit availability, resulted in a positive response from certain sectors of economy, notably the automotive industry, which in 2009 reported another sales record with more than 3 million vehicles licensed, leading to an estimated fleet increase of 8% in the year. The removal of tax breaks to the automotive industry is scheduled for March 31st, 2010, which may cause an increase in vehicles prices and consequently, a reduction in demand. On the other hand, Brazilian credit data until January 2010, shows positive trend when compared to last year which positively influences the vehicles demand. Additionally, the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2007 data released by ANFAVEA, last available data, the penetration of light vehicles in Brazil is about 14% of total inhabitants, while in Argentina is 21% and in Mexico is 24%. Diesel sales, which in 2009 accounted for more than 50% of the volume sold by Ipiranga, have historically been correlated with the economic performance. In 2009, the Brazilian diesel market, according to ANP data, decreased over the first three quarters of 2009 compared to same periods in 2008, following the change in GDP. In the fourth quarter of 2009, the volume of diesel sold in Brazil was 7% higher than the same period of last year, following the trend of recovery of economic growth. The increase in fuels consumption could have a positive effect on the future volume sold by the company and on its results, but we cannot guarantee that this trend will continue.

In the last few years, Petrobras had as a practice not to immediately reflect in the Brazilian market the volatility of international prices of oil and its derivatives. We cannot guarantee that this trend will continue. From September 2005 to May 2008, gasoline and diesel prices remained unchanged. In May 2008, Petrobras increased diesel and gasoline prices by 15% and 10%, respectively, in order to adjust internal prices for the successive increases in international oil prices. The Brazilian government simultaneously announced a reduction in CIDE tax over these products, fully offsetting the gasoline price increase and partially offsetting the diesel price increase. However, with the worsening of the global financial crisis and the consequent slowdown in the global economy, prices of commodities fell sharply, and the gasoline and diesel prices in the foreign markets, during the first half of 2009, remained lower than those charged in Brazil. In June 2009, Petrobras reduced diesel and gasoline prices by 15% and 4.5%, respectively, and the Brazilian government simultaneously announced an increase in CIDE tax over these products. As a result of CIDE’s decreases, the increase in the prices charged to the distributors was partially offset to diesel and fully offset to gasoline. We cannot guarantee that this trend will continue.

Effects of inflation over our operational costs and expenses
Ultrapar’s operational costs and expenses are substantially in reais, thus are influenced by the general price levels in the Brazilian economy. In 2007, 2008 and 2009, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 4.3%, 5.9% e 4.5%, respectively.

Financial Result
The main macroeconomic factors that influence the financial results of Ultrapar are the foreign exchange and interest rates.

Foreign exchange rate
Most operations of Ultrapar are located in Brazil and, therefore, the reference currency for currency risk management is the real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of Ultrapar and its subsidiaries to changes in exchange rates. Ultrapar considers as its main currency exposures the assets and liabilities in foreign currency and the short-term net sales in foreign currency of Oxiteno. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on their results and cash flows in reais, within the exposure limits set by its financial resources, tools and risks management policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into reais as of December 31st, 2009 and December 31st, 2008:

Amounts in millions of Reais	2009	2008

Assets in foreign currency
Financial assets in foreign currency (except instrument of protection)	231.6	575.0
Foreign trade receivables, net of advances on export contract and provision for loss	40.1	52.0
Advances to foreign suppliers, net of accounts payable arising from imports	43.4	79.1
Investments in foreign subsidiaries	59.8	111.9

	374.9	818.0

Liabilities in foreign currency
Financing in foreign currency	(724.8)	(1,171.4)

Currency hedging instruments	227.9	242.0

Net asset (liability) position	(122.0)	(111.4)

Net asset (liability) position – RPR¹	87.0

Net asset (liability) position – Total	(35.0)

¹ Amount disclosed on December 31st, 2009 due to its magnitude and to RPR having independent financial management. The net asset position of RPR reflects the amount of R$ 126 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 17 million of financing in foreign currency and (ii) R$ 22 million of suppliers in foreign currency.

Interest Rate
The financial investments of Ultrapar are primarily held in transactions linked to the Interbank Certificate of Deposit – “CDI”. Funding primarily results from financing from BNDES and other development agencies, debentures substantially indexed to the TJLP and to CDI and funds raised in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial assets and liabilities at floating rates.

10.3.	Comments on material effects that the events below have caused or are expected to cause on the company’s financial statements and results:

a.	introduction or disposal of operating segment

There was no relevant introduction or disposal of operating segment in the fiscal year 2009.

b.	establishment, acquisition or sale of ownership interest

It is part of Ultrapar’s strategy the growth of its business, growth that has historically occurred through organic investments and acquisitions of equity interest. The main acquisition of equity interest carried out in 2009 is described below. The main effects of acquisitions on Ultrapar’s financial statements were:
- Increase in revenues, costs and expenses
- Increase in operating margins due to the greater scale and the synergies through acquisitions
- Increase in Company’s working capital and property, plant and equipment accounts
- Increase in Company’s net debt, due to the disbursement to Texaco’s and União Terminais’ acquisitions. See “Item 10.1.h. main changes in each item of the financial statements – Significant changes in consolidated income statement” for more information.

In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. In August 2009, Ultrapar paid R$ 162 million related to the expected working capital adjustment, reflecting the increased working capital effectively received by Ultrapar on the closing date of the acquisition. The results of Texaco started to be consolidated in Ultrapar's financial statements from April 1st, 2009 onwards. Ultrapar's financial statements in periods prior to 2Q09 do not include Texaco’s results.

Texaco’s acquisition is part of Ultrapar’s strategy to increase its operational scale in the fuel marketing business and expand its operations to the Mid-West, Northeast and North regions of Brazil. The combination with Texaco will create a nationwide fuel marketing business, strengthening its competitiveness through a larger operational scale and implementation of Ipiranga’s business model in the expanded network, with a range of differentiated products and services stations, bringing benefits to consumers and retailers. Additionally, Texaco’s acquisition leads to Ipiranga a better positioning to growth, allowing the company to expand its operations to the Mid-West, Northeast and North, regions with consumption growth above the national average, and brings new commercial opportunities arising from the national coverage.

c.	unusual events or transactions.

Not applicable

10.4.	Comments on:

a.	significant changes in accounting practices
When preparing the consolidated financial statements related to 2008, Ultrapar's management adopted for the first time changes in the corporate law introduced by Law 11,638/07 of December 28th, 2007 and Provisional Measure 449/08 of December 3rd, 2008 (promulgated as Law 11,941/09 on May 27th, 2009), both amending and repealing existing provisions and adding new provisions to Law 6,404/76 (Brazilian Corporate Law) to adapt the accounting policies adopted in Brazil to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

b.	significant effects of changes in accounting practices

The effects of Law 11,638/07 and Law 11,941/09 on financial statements as of December 31st, 2009 are shown in the following chart. Additional information about these changes can be obtained in our financial statements filed on February 24th, 2009 and March 11th, 2008 with the CVM.

Effects of the implementation of Laws 11,638/07 and 11,941/09 (fomer Provisional Measure 449/08) on the business units' EBITDA

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar

EBITDA before the implementation of Laws 11,638/07 and 11,941/09		592.8	210.7	210.0	50.6	(0.3)	1,063.9

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	10.4	-	-	-	0.1	10.5

Consolidation of the results of the company Serma on the financial statements	CVM 565 / CPC 13	-	-	-	-	5.1	5.1

Total effects		10.4	-	-	-	5.1	15.5

EBITDA according to audited financial statements on December 31st, 2008 (after the implementation of the Laws 11,638/07 and 11,941/09)		603.2	210.7	210.0	50.6	4.9	1,079.4

Main effects of the implementation of Laws 11,638/07 and 11,941/09 on the consolidated financial statements (R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity

Figures before the implementation of Laws 11,638/07 and 11,941/09		1,063.9	(166.3)	388.0	1,524.3	3,726.3	4,646.1

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	10.5	(2.9)	2.4	25.4	29.0	2.4

Consolidation of the company Serma and equity in income and affiliated companies of Metalplus* in the financial statements	CVM 565 / CPC 13	5.1	(0.2)	-	(0.2)	14.9	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	(8.3)	(8.3)	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	7.7	7.3	(1.6)	-	1.1

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	1.2	0.9	(9.6)	-	0.9

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.5	-

Total effects		15.5	(2.6)	2.3	14.0	49.5	4.0

Figures according to audited financial statements on December 31st, 2008 (after the implementation of Laws 11,638/07 and 11,941/09)		1,079.4	(168.8)	390.3	1,538.3	3,775.7	4,650.1

* Metalúrgica Plus S/A – Former producer of gas cylinders, not currently operating

c.	exceptions and emphasis present in the auditor’s opinion

None.

10.5.	Comments on company’s critical accounting policies

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•	The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and
•
Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following five of our accounting policies as critical:

Allowance for doubtful accounts
We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance registered, which could have a significant impact on our selling expenses.

Deferred income tax and social contribution
We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results.

Contingent liabilities.
We are currently involved in certain legal and administrative proceedings that arise from our normal course of business. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies that can be reasonably estimated and could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and that are likely to occur in the opinion of our management, based on information available to the Company including information obtained from our legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Fair value of financial instruments
Our financial instruments are classified as follows:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments with fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed payments or determinable payments not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedges for purposes of measuring their fair value. In the case of derivatives designed to cash flow hedge of the variation in interest rates, the difference between the fair value of the financial instrument and its value plus interest earned is recognized as a valuation adjustment in shareholders’ equity, not affecting the income statement. In the case of foreign exchange derivatives designated by subsidiary RPR for protection of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of derivative and updated cost is recognized directly in the income of the subsidiary. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the BM&FBovespa. We believe BM&FBovespa to be the most adequate and reliable source of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement.

Pension and other post-retirement benefits
Ultrapar and its subsidiaries offer their employees a defined contribution pension plan, managed by Ultraprev — Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his or her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their names at Ultraprev, or (ii) a fixed amount that will extinguish the fund accumulated in their names in a period between 5 and 25 years. As such, neither Ultrapar nor its subsidiaries assume responsibility for guaranteeing amounts or periods of benefits for the participants that retire.

Ipiranga and RPR recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 371/2000.

Significant actuarial assumptions adopted include:

Economic Factors
•	Discount rate for the actuarial obligation at present value - 10.86% per annum

•	Expected long-term rate of return on assets - 10.86% per annum
•	Average projected salary growth rate - 6.08% per annum
•	Inflation rate (long term) - 4.0% per annum
•	Growth rate of medical services - 8.16% per annum

Demographic factors
•	Mortality Table - AT 2000 Basic decreased by 10% (*)
•	Disabled Mortality Table - RRB 1983
•	Disability Table - RRB 1944 modified
•	Inflation rate (long term) - 4.0% per annum
•	Growth rate of medical services - 8.16% per annum
(*)	CSO-80 mortality table was used for the life insurance benefit.

10.6.	Discussion on internal controls adopted to ensure the formulation of accurate financial statements:

a.	Level of efficiency of such controls, indicating any potential misstatements and measures to correct them

Ultrapar is a company listed on the New York Stock Exchange (NYSE) with Level III ADRs, and maintains its internal controls standards in compliance with the requirements of the Sarbanes-Oxley Act.

Ultrapar’s management annually evaluates the internal controls over financial reporting under the supervision of our Chief Executive Officer or CEO and Chief Financial Officer, or CFO. Management evaluates the effectiveness of our internal controls over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based on those criteria, our management believes that our internal controls over financial reporting are adequate and effective, providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

b.	Deficiencies and recommendations on internal controls in the independent auditor’s report

None.

10.7.	Public offerings for distribution of securities:

Not applicable.

10.8.	Issuer’s off-balance sheet items:

a.	Assets and liabilities held by the issuer, whether directly or indirectly, off-balance sheet:

i.	Operating leases, assets and liabilities

The subsidiaries IPP and Serma have operating lease contracts for the use of computer equipment. Until September 2009, the subsidiary Tropical had operating lease contract related to the use of transportation equipment (trucks). These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and management does not intend to exercise such option. The future disbursements (installments), assumed under these contracts, total approximately:

Maturity	2009
Up to 1 year	554
More than 1 year	692
Total	1,246

The total payments of operating lease recognized as expense for the period was R$ 909 thousand.

ii.	receivables portfolios over which the entity has risks and liabilities, indicating respective liabilities
Not applicable

iii.	future purchase and sale of products or services contracts

See “Item 10.8.b. Other off-balance sheet arrangements”.

iv.	unfinished construction contracts
Not applicable

v.	other future financing agreements
Not applicable

b.	Other off-balance sheet arrangements

The following table shows our main off-balance sheet arrangements on December 31st, 2009:

		Payment due by period
Contractual Obligations (off-balance sheet)	Total	up to 1 year	between 1 and 3 years	between 3 and 5 years	more than 5 years
Estimated planned funding of pension and other postretirement benefit obligations(1)	309	12	26	28	243
Purchase obligations – raw material(2)	3,207	223	512	527	1,945
Purchase obligations – utilities(3)	58	5	14	15	24
Operating leases(4)	89	7	13	13	56
Royalties(5)	3	1	1	1	0
	3,667	248	566	584	2,269

(1)	The estimated payment amount was calculated based on a 4% inflation assumption.
(2)
Oxiteno Nordeste has a supply contract with Braskem, which establishes a minimum quarterly consumption level of ethylene and establishing conditions for the supply of ethylene until 2021. Under the terms of this agreement, Oxiteno is currently required to purchase at least 190 thousand tons this year and from 2011 will have to purchase at least 220 thousand tons. After the conclusion of the ethylene oxide production capacity expansion at Oxiteno’s Camaçari plant in 2010, Braskem will be required to supply Oxiteno with at least 235,000 tons of ethylene per year until 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause is in renegotiation with Braskem, including the minimum purchase commitment for 2009. On August 1st, 2008, Oxiteno S.A. signed an Ethylene Supply Agreement with Quattor, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

(3)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(4)
Tequimar contracts with Companhia de Docas do Estado da Bahia and with Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such contracts establish a minimum cargo movement of products of 1,000,000 tons per year in Aratu, effective through 2022 and 250,000 tons per year in Suape, effective through 2027. With the acquisition of the assets of Puma, Tequimar assumed another contract with the Complexo Industrial Portuário Governador Eraldo Gueiros, which establishes an additional minimum cargo movement of products of 400,000 tons per year in Suape, until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31st, 2009, these rates were R$ 5.79 for Aratu and R$ 1.38 for Suape. The company has been in compliance with the minimum movement of products since the inception of the contracts

(5)	Corresponds to a franchise contract with am/pm under which Ipiranga is required to pay minimum royalty fees until 2015.

Additionally, our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There exists no recourse provision that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we are entitled to recover the amount paid directly from our customers under the vendor contracts. As of December 31st, 2009, we did not record any losses or liability on our consolidated financial statements related to these guarantees.

Vendor
2009
Term	Less than 211 days
Maximum amount of future payments related to these collaterals	R$ 20.2 million

10.9.	Off-balance sheet items:

a.	how such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

See “Item 10.8.b. Other off-balance sheet arrangements”.

b.	nature and purpose of the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

c.	nature and amount of obligations assumed by and rights conferred upon the issue due to the transaction

See “Item 10.8.b. Other off-balance sheet arrangements”.

10.10.	Discussion on the main elements of the issuer’s business plan:

a.	investments:
i.	Quantitative and qualitative description of the investments in progress and the estimated investments

Following its strategy of expanding scale and increasing the competitiveness of its businesses, Ultrapar invested R$ 1,946 million in 2009, of which R$ 585 million refer to organic investments and R$ 1,361 million refer to the acquisition of Texaco. Regarding organic investments, R$ 105 million were invested in Ultragaz, focusing on renewal and replacement of LPG bottles and on new LPG clients. Investments in Ipiranga reached R$ 222 million, primarily to the conversion of unbranded gas stations, new service stations, renewal of contracts and improvement in service stations and distribution network. Of the total amount invested, R$ 117 million were related to additions to property, plant and equipment and R$ 105 million were related to financing and bonuses to clients, net of repayments. Investments in Oxiteno reached R$ 164 million, focused on projects to expand the production capacity, particularly the capacity expansion of ethylene oxide and ethoxylates at Camaçari and investments aiming at productivity gains. Investments in Ultracargo reached R$ 79 million, allocated primarily to the acquisition of the assets of Puma, which owned a terminal in the port of Suape, and to the 12 thousand m3 expansion of the Aratu terminal, completed in 3Q09, and to the 21 thousand m3 expansion of the Santos terminal, expected to start up in 1Q10.

The 2010 investment plan, excluding acquisitions, totals R$ 820 million and is aimed at the growth through scale, technological differentiation and productivity gains, as well as the modernization of the existing operations. The increase in investments compared with 2009 reflects the more dynamic economic environment experienced during the last months of the year, with consequent more attractive opportunities for all our businesses. At Ultragaz, investments will be allocated primarily to the expansion of UltraSystem (small bulk delivery), a segment whose growth is linked to the performance of the economy, to the strengthening of activities in the North and Northeast of Brazil and to the acquisition of LPG bottles and tanks. At Ipiranga, investments will be directed to the expansion and renewal of its distribution network and to operational improvements, including expansion to the Mid-West, Northeast and North regions, which started with the acquisition of Texaco. Of the total investments budgeted by Ipiranga, R$ 182 million are related to additions to property, plant and equipment and R$ 133 million are related to financing and bonuses to clients, net of repayments. At Oxiteno, investments include R$ 185 million for the conclusion of the expansions of the ethylene oxide and ethoxylation units at Camaçari, which will add 90 thousand tons/year and 70 thousand tons/year, respectively, to the production capacity. Ultracargo will allocate its investments primarily to a 50 thousand m³ expansion in its Suape, Santos and Aratu terminals.

ii.	Sources of financing investments
For further details on the sources of financing investments see “Item 10.1.d. Sources for financing working capital and investments in non-current assets” e “Item 10.1.e. Sources for financing working capital and investments in non-current assets to be used to in case of deficiencies in liquidity”

iii.	Relevant disposals in process and forecasted disposals
Not applicable

b.	Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

At Oxiteno, investment plan for 2010 includes R$ 185 million for the conclusion of the expansions of the ethylene oxide and ethoxylation units at Camaçari, which will add 90 thousand tons/year and 70 thousand tons/year, respectively, to the production capacity.

In December 2009, Ultracargo acquired from Puma a storage terminal for liquid bulk with a capacity of 83 thousand cubic meters located at the port of Suape, in the state of Pernambuco. The acquired terminal is located in an area leased by Ultracargo and adjacent to its existing terminal in the port of Suape, thus allowing the immediate integration of the operations. The capacity of the acquired terminal will be added to Ultracargo’s current capacity of 540 thousand cubic meters, representing a 15% increase in the total liquid bulk storage capacity of the company.

c.	New products and services:

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31st, 2009, 103 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2009 were R$ 22.2 million. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants being members. With experience in the surfactant industry or in the academic environment, having worked in the US, Europe and Latin America, these specialists follow the tendencies and opportunities in the sector. The council, currently composed of five specialists, meets once a year in September in São Paulo, when deeply analyses Oxiteno’s research and development project portfolio, as well as the management methodology applied. Valuable recommendations allow Oxiteno to improve its research and development activities’ efficiency, as well as broadening the reach of it alliances with foreign institutions. In December 2005, Oxiteno signed a contract with PMD – Project Management and Development Co., or PMD, a private Saudi-Arabian company with their head-office in the industrial city of Al Jubail, for the license of technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno will be used in the petrochemical complex located in Al Jubail, currently being built by PMD. The plants that will use the Oxiteno technologies will have a production capacity of 100,000 tons/year of ethanolamines and 40,000 tons/year of ethoxylates.

Oxiteno’s investments in research and development have resulted in the introduction of 58 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

In October 2008, Oxiteno started operations at its oleochemical unit in Camaçari, whose main output is the fatty alcohol. This plant is a pioneer unit in Latin America for the production of fatty alcohols. Fatty alcohols are raw materials used in the production of specialty chemicals derived from ethylene oxide, widely used in personal care products and for various applications in domestic cleaning products, among others. Fatty alcohols and their co-products were mainly imported in Brazil and are already widely used in Oxiteno’s surfactant line. Oxiteno is currently the largest consumer of fatty alcohols in Brazil, and approximately 40% of the total volume produced by the new plant is used by us. The processing capacity of the oleochemical unit is approximately 100 thousand tons per year. The total investment was approximately R$ 460 million. Oxiteno’s fatty alcohols plant will use vegetable oils as feedstock, especially palm kernel oil.

Ipiranga constantly develops specific initiatives for each segment in which it operates, such as the offering of supply and technical support at large clients’ facilities. In the urban service stations segment, the wide range of non-fuel products and services and the constant pursue of excellence have being contributing significantly to the increase in the number of consumers and the client-loyalty for its service stations. In addition to fueling its vehicles the consumer can also shop at am/pm convenience stores and at Ipirangashop.com and enjoy other services provided in many service stations of Ipiranga’s network. In another pioneering initiative in the fuels market, Ipiranga developed in 2009 the Km de Vantagens, a program to encourage the loyalty of clients and resellers through rewards and other benefits. Within less than one year from its launching, the program has more than 2.4 clients. Another important initiative in 2009 was the launching of Jet Oils Motos, the first and only oil-changing and specialized services network to serve a fleet that grew 92% in the last 5 years and amounts to more than 15 million motorcycles.

10.11.	Discussion on other relevant factors which affected the operational performance

No additional factors which may significantly affect Ultrapar’s operational performance, were identified.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(MD&A)